UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 4)*


                                  NELNET, INC.
                                (Name of Issuer)


                              CLASS A COMMON STOCK
                         (Title of Class of Securities)


                                  64031N 10 8
                                 (CUSIP Number)


                                   12/31/2007
                      (Date of Event which Requires Filing
                               of this Statement)


        Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

        [ ]  Rule 13d-1(b)
        [ ]  Rule 13d-1(c)
        [X]  Rule 13d-1(d)

        * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64031N 10 8


1)      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Union Bank and Trust Company/Trustee
        47-0321480


2)      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a) [ ]
        (b) [ ]


3)      SEC Use Only


4)      Citizenship or Place of Organization Nebraska


Number of             5)  Sole Voting Power               45,000 (1) (3)
Shares
Beneficially          ----------------------------------------------------------
Owned
by Each               6)  Shared Voting Power          7,696,000 (2) (3)
Reporting
Person                ----------------------------------------------------------
With:
                      7)  Sole Dispositive Power          45,000 (1) (3)

                      ----------------------------------------------------------

                      8)  Shared Dispositive Power     7,696,000 (2) (3)


9)      Aggregate Amount Beneficially
        Owned by Each Reporting Person                 7,741,000 (3)


10)     Check if the Aggregate Amount in Row (9)
        Excludes Certain Shares (See Instructions)               [  ]


11)     Percent of Class Represented by Amount in Row (9)        19.5%


12)     Type of Reporting Person (See Instructions)               CO

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

(1) Reflects 45,000 shares of Class A common stock held by the reporting person's profit sharing plan.

(2) Includes (i) 235,000 shares of Class A common stock held by the reporting person as trustee for a charitable foundation, (ii) a total of 1,692,948 shares of Class A common stock and 1,668,493 shares of Class B common stock (which are convertible into the same number of shares of Class A common stock at the option of the holder at any time, with each share of Class A common stock having one vote and each share of Class B common stock having ten votes on all matters to be voted upon by the issuer's shareholders) held by the reporting person as trustee for certain grantor retained annuity trusts ("GRATs") and charitable remainder trusts ("CRUTs"), which amounts reflect distributions during 2007 from the GRATs and CRUTs to the grantors under such GRATs and CRUTs of shares of Class A common stock and Class B common stock, (iii) a total of 2,082,857 shares of Class A common stock held by the reporting person in individual accounts for Angela L. Muhleisen, an affiliate of the reporting person, and her spouse, and (iv) a total of 2,016,702 shares of Class A common stock held by the reporting person for the accounts of miscellaneous trusts, IRAs, and investment accounts at the reporting person, which is a commercial bank. The reporting person disclaims beneficial ownership of such shares except to the extent that the reporting person actually has or shares voting power or investment power with respect to such shares. This amendment is filed solely to reflect changes in the respective number of shares which may be deemed to be beneficially owned by the reporting person and as a result of the distribution of shares of Class A common stock and Class B common stock from the GRATs and CRUTs.

(3)   All amounts shown in Items 5-9 are as of December 31, 2007.

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


ITEM 1.

        (a)    Name of Issuer:

               Nelnet, Inc.

        (b)    Address of Issuer's Principal Executive Offices:

               121 South 13th Street
               Suite 201
               Lincoln, Nebraska 68508


ITEM 2.

        (a)    Name of Person Filing:

               Union Bank and Trust Company/Trustee

        (b)    Address of Principal Business Office or, if none, Residence:

               6801 South 27th Street
               Lincoln, Nebraska 68512

        (c)    Citizenship:

               Nebraska

        (d)    Title of Class of Securities:

               Class A Common Stock

        (e)    CUSIP Number:

               64031N 10 8


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS. 240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

        (a)    [ ]  Broker or dealer registered under section 15 of the
                    Act (15 U.S.C. 78o).

        (b)    [ ]  Bank as defined in section 3(a)(6) of the Act (15
                    U.S.C. 78c).

        (c)    [ ]  Insurance company as defined in section 3(a)(19) of
                    the Act (15 U.S.C. 78c).

        (d)    [ ]  Investment company registered under section 8 of the
                    Investment Company Act of 1940 (15 U.S.C. 80a-8).

        (e)    [ ]  An investment adviser in accordance with
                    ss.240.13d-1(b)(1)(ii)(E);

        (f)    [ ]  An employee benefit plan or endowment fund in
                    accordance with ss. 240.13d-1(b)(1)(ii)(F);

        (g)    [ ]  A parent holding company or control person in
                    accordance with ss. 240.13d-1(b)(1)(ii)(G);

        (h)    [ ]  A savings associations as defined in Section 3(b) of
                    the Federal Deposit Insurance Act (12 U.S.C. 1813);

        (i)    [ ]  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

        (j)    [ ]  Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.

(a)     Amount beneficially owned:
        7,741,000

(b)     Percent of class:
        19.5%

(c)     Number of shares as to which such person has:

        (i)    Sole power to vote or to direct the vote:
               45,000 (1)

        (ii)   Shared power to vote or to direct the vote:
               7,696,000 (2)

        (iii)  Sole power to dispose or to direct the disposition of:
               45,000 (3)

        (iv)   Shared power to dispose or to direct the disposition of:
               7,696,000 (4)


ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

        Not applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

        Not applicable.


ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

        Not applicable.


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

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

        Not applicable.


ITEM 10. CERTIFICATIONS

        Not applicable.



1. See Item (5) footnotes above.

2. See Item (6) footnotes above.

3. See Item (7) footnotes above.

4. See Item (8) footnotes above.



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




                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  02/14/2008

                                            Union Bank and Trust Company


                                            /s/ William J. Munn
                                            ------------------------------------
                                            Name:  William J. Munn
                                            Title: Attorney-in-Fact*

*Pursuant to the power of attorney filed on September 6, 2005 as an exhibit to this statement and incorporated herein by reference.


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